# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LYELL IMMUNOPHARMA, INC., CIK 0001806952
CUSIP: 55083R203
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001730704

## Reporting persons
- Newton (PTC) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 754,698; shared voting power 0; sole dispositive power 754,698; shared dispositive power 0; aggregate amount beneficially owned 754,698 (3.93% of the class)
- Orland Properties Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 754,698; shared voting power 0; sole dispositive power 754,698; shared dispositive power 0; aggregate amount beneficially owned 754,698 (3.93% of the class)
- Gemini GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 754,698; shared voting power 0; sole dispositive power 754,698; shared dispositive power 0; aggregate amount beneficially owned 754,698 (3.93% of the class)
- Gemini Investments, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 754,698; shared voting power 0; sole dispositive power 754,698; shared dispositive power 0; aggregate amount beneficially owned 754,698 (3.93% of the class)

## Item 1. Issuer
Name of issuer: LYELL IMMUNOPHARMA, INC.
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, California 94080

## Item 2. Person Filing
Name of person filing:
(i) Newton (PTC) Limited

(ii) Orland Properties Limited

(iii) Gemini GP Limited

(iv) Gemini Investments, L.P.
Address of principal business office or, if none, residence:
(i) c/o Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands

(ii) c/o Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands

(iii) c/o Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands

(iv) c/o Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands
Citizenship:
(i) British Virgin Islands

(ii) British Virgin Islands

(iii) Cayman Islands

(iv) Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 19,211,202 shares of Common Stock outstanding as of August 7, 2025, as reported by the Issuer in its 10-Q filed with the Securities and Exchange Commission on August 12, 2025.

Gemini GP Limited is the general partner of Gemini Investments, L.P., and as such, may be deemed to beneficially own the shares held directly by Gemini Investments, L.P.

Orland Properties Limited wholly owns Gemini GP Limited, and as such, may be deemed to beneficially own the shares beneficially owned by Gemini GP Limited.

Newton (PTC) Limited wholly owns Orland Properties Limited, and as such, may be deemed to beneficially own the shares beneficially owned by Orland Properties Limited.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Newton (PTC) Limited: /s/ David Muir, David Muir / President (11/12/2025)
- Orland Properties Limited: //s/ David Muir, David Muir / President (11/12/2025)
- Gemini GP Limited: /s/ David Muir, David Muir / President (11/12/2025)
- Gemini Investments, L.P.: By: Gemini GP Limited, its General Partner /s/ David Muir, David Muir / President (11/12/2025)